UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Champions Oncology, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

158704304

(CUSIP Number)

Battery Ventures IX, L.P.

Battery Investment Partners IX, LLC

Battery Partners IX, LLC

c/o Battery Ventures

One Marina Park Drive, Suite 1100

Boston, MA 02210

Attention: Lizette Pérez-Deisboeck

(617) 648-3600

with a copy to: Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attention: Jay Hachigian (617) 948-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 158704304

1.	Names of Reporting Persons Battery Ventures IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 29,584,277 shares of Common Stock (see Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,584,277 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.34%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 152,990,157 shares of Common Stock of the Issuer outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons Battery Investment Partners IX, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 295,812 shares of Common Stock (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,812 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.19%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 152,990,157 shares of Common Stock of the Issuer outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons Battery Partners IX, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 30,160,089 shares of Common Stock (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,160,089 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.71%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 152,990,157 shares of Common Stock of the Issuer outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons Battery Management Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 30,160,089 shares of Common Stock (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,160,089 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.71%*
14.	Type of Reporting Person (See Instructions) CO

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 152,990,157 shares of Common Stock of the Issuer outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons Scott R. Tobin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 280,000 shares of Common Stock, all of which are issuable to Mr. Tobin pursuant to outstanding options exercisable within 60 days of March 13, 2015.
8.

Shared Voting Power

30,160,089 shares of Common Stock (see Item 5), of which 29,584,277 are owned directly by Battery Ventures IX, L.P. and 295,812 are owned directly by Battery Investment Partners IX, LLC. Mr. Tobin is a Managing Member of Battery Partners IX, LLC, the general partner of Battery Ventures IX, L.P. and the managing member of Battery Investment Partners IX, LLC, and may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 280,000 shares of Common Stock, all of which are issuable to Mr. Tobin pursuant to outstanding options exercisable within 60 days of March 13, 2015.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,160,089 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.71%*
14.	Type of Reporting Person (See Instructions) IN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 152,990,157 shares of Common Stock of the Issuer outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons Thomas J. Crotty
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 30,160,089 shares of Common Stock (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,160,089 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.71%*
14.	Type of Reporting Person (See Instructions) IN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 152,990,157 shares of Common Stock of the Issuer outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons Richard D. Frisbie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 30,160,089 shares of Common Stock (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,160,089 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.71%*
14.	Type of Reporting Person (See Instructions) IN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 152,990,157 shares of Common Stock of the Issuer outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons Kenneth P Lawler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 30,160,089 shares of Common Stock (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,160,089 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.71%*
14.	Type of Reporting Person (See Instructions) IN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 152,990,157 shares of Common Stock of the Issuer outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons R. David Tabors
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 30,160,089 shares of Common Stock (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,160,089 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.71%*
14.	Type of Reporting Person (See Instructions) IN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 152,990,157 shares of Common Stock of the Issuer outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons Roger H. Lee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 30,160,089 shares of Common Stock (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,160,089 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.71%*
14.	Type of Reporting Person (See Instructions) IN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 152,990,157 shares of Common Stock of the Issuer outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons Neeraj Agrawal
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 30,160,089 shares of Common Stock (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,160,089 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.71%*
14.	Type of Reporting Person (See Instructions) IN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 152,990,157 shares of Common Stock of the Issuer outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons Michael M. Brown
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 30,160,089 shares of Common Stock (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,160,089 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.71%*
14.	Type of Reporting Person (See Instructions) IN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 152,990,157 shares of Common Stock of the Issuer outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons Jesse Feldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 30,160,089 shares of Common Stock (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,160,089 shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.71%*
14.	Type of Reporting Person (See Instructions) IN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 152,990,157 shares of Common Stock of the Issuer outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer on such date.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer (“Common Stock”). The address of the principal executive offices of the Issuer is 1 University Plaza, Suite 307, Hackensack, New Jersey, 07601.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed on behalf of Battery Ventures IX, L.P., a Delaware limited partnership (“Battery Ventures IX”), Battery Investment Partners IX, LLC, a Delaware limited liability company (“BIP IX”), Battery Partners IX, LLC (“BPIX”, and, together with Battery Ventures IX and BIP IX, “Battery”), Battery Management Corp. (“BMC”), Thomas J. Crotty, Richard D. Frisbie, Kenneth P. Lawler, R. David Tabors, Scott R. Tobin, Roger H. Lee, Neeraj Agrawal, Michael M. Brown and Jesse Feldman, pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Battery Ventures IX, BIP IX, BPIX, BMC and Messrs. Crotty, Frisbie, Lawler, Tabors, Tobin, Lee, Agrawal, Brown and Feldman are sometimes referred to herein collectively as the “Reporting Persons.”

The principal address of each Reporting Person is One Marina Park Drive, Suite 1100, Boston, MA 02210.

Battery Ventures IX invests in equities and other securities. BIP IX invests alongside all investments made by Battery Ventures IX. Battery Ventures IX and BIP IX are under common control, as BPIX is the sole general partner of Battery Ventures IX and the sole manager of BIP IX. BPIX’s investment adviser is BMC. Messrs. Crotty, Frisbie, Lawler, Tabors, Tobin, Lee, Agrawal, Brown and Feldman are the managing members of BPIX and officers of BMC. Each of the Reporting Persons disclaims beneficial ownership of the shares held of record by Battery Ventures IX, BIP IX and Mr. Tobin. The name and principal occupation of each managing member of BPIX is as follows:

Name	Positions with Battery Partners IX, LLC	Principal Business or Occupation
Thomas J. Crotty	Member Manager	General Partner, Battery Ventures
Richard D. Frisbie	Member Manager	General Partner, Battery Ventures
Kenneth P. Lawler	Member Manager	General Partner, Battery Ventures
R. David Tabors	Member Manager	General Partner, Battery Ventures
Scott R. Tobin	Member Manager	General Partner, Battery Ventures
Roger H. Lee	Member Manager	General Partner, Battery Ventures
Neeraj Agrawal	Member Manager	General Partner, Battery Ventures
Michael M. Brown	Member Manager	General Partner, Battery Ventures
Jesse Feldman	Member Manager	General Partner, Battery Ventures

(d) - (e) During the last five years, none of the persons or entities referred to in this Item 2 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Battery Ventures IX is a Delaware limited partnership, BIP IX is a Delaware limited liability company, BPIX is a Delaware limited liability company and BMC is a Delaware corporation. Messrs. Crotty, Frisbie, Lawler, Tabors, Tobin, Lee, Agrawal, Brown and Feldman are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

On March 11, 2015, the Issuer and Battery Ventures IX, BIP IX and certain other purchasers entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”). The shares of Common Stock of the Issuer were purchased by Battery Ventures IX and BIP IX on March 13, 2015 at a purchase price of $0.40 per share with the investment funds of each entity as follows:

		Shares of
Entity	Cash	Common Stock*
Battery Ventures IX	$2,475,250	9,591,594
BIP IX	$24,750	95,906

	$2,500,000	9,687,500

*	Each share of Common Stock was sold by the Issuer to Battery Ventures IX and BIP IX together with warrants to purchase 0.55 of a share of Common Stock, at an exercise price of $0.48 per share of Common Stock. The number of shares of Common Stock reflected in this Schedule 13D/A include both the Common Stock issued to Battery Ventures IX and BIP IX and the shares of Common Stock issuable to Battery Ventures IX and BIP IX upon exercise of the warrants in full, as of the date hereof.

On March 24, 2011, the Issuer, Battery Ventures IX, BIP IX and certain other purchasers entered into that certain Securities Purchase Agreement (as amended to date, the “2011 Purchase Agreement”), which contained certain anti-dilution provisions with respect to the Common Stock and warrants (the “2011 Warrants”) issued thereunder. Upon the occurrence of certain dilutive events, these provisions provided for (i) the issuance of additional shares of Common Stock for no consideration, (ii) an adjustment of the exercise price of the 2011 Warrants so as to equal the consideration received or receivable by the Issuer for the Common Stock sold under the Securities Purchase Agreement and (iii) the issuance of additional warrants to purchase shares of Common Stock for no consideration. The 2011 Purchase Agreement is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 30, 2011. The dilutive shares of Common Stock of the Issuer and warrants to purchase shares of Common Stock of the Issuer issued to Battery Ventures IX and BIP IX on March 13, 2015 were as indicated below. The exercise price of the 2011 Warrants was adjusted to $0.40 per share.

	Shares of	Warrants to Purchase Shares of
Entity	Common Stock	Common Stock
Battery Ventures IX	1,150,050	1,014,853
BIP IX	11,499	10,148

	1,161,549	1,025,000

On January 28, 2013, the Issuer, Battery Ventures IX, BIP IX and certain other purchasers entered into that certain Securities Purchase Agreement (as amended to date, the “2013 Purchase Agreement”), which contained certain anti-dilution provisions with respect to the Common Stock and warrants (the “2013 Warrants”) issued thereunder. Upon the occurrence of certain dilutive events, these provisions provided for (i) the issuance of additional warrants to purchase shares of Common Stock for no consideration and (ii) an adjustment of the exercise price of the 2013 Warrants so as to equal the consideration received or receivable by the Issuer for the Common Stock sold under the Securities Purchase Agreement. The 2013 Purchase Agreement is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed January 28, 1013. The dilutive shares of warrants to purchase shares of Common Stock of the Issuer issued to Battery Ventures IX and BIP IX on March 13, 2015 were as indicated below. The exercise price of the 2013 Warrants was adjusted to $0.40 per share.

Warrants to Purchase Shares of
Entity	Common Stock
Battery Ventures IX	450,496
BIP IX	4,505

455,000

Item 4.	Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference.

The shares of Common Stock and warrants were acquired for investment purposes.

Under the terms of the Securities Purchase Agreement, subject to certain conditions, Battery Ventures IX and BIP IX have the right to require the Issuer to repurchase the purchased shares for cash at the price of $0.40 per share and subject to certain cut back provisions as set forth in the Securities Purchase Agreement upon a change of control or the sale or exclusive license of substantially all of the Issuer’s assets (“Put Option”). The Put Option will terminate upon the occurrence of certain events set forth in the Securities Purchase Agreement.

In connection with the transaction, s the holder of the warrants to purchase shares of the Issuer’s Common Stock, Battery Ventures IX and BIP IX are entitled to purchase 3,437,500 shares of Common Stock, subject to certain adjustments for dividends, combinations of stock, reorganizations or mergers or similar transactions, exercisable until March 13, 2020, at the exercise price of $0.48 per share.

The Reporting Persons expect to evaluate the Issuer and review its holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Reporting Persons’ and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to the investment decision, the Reporting Persons may take such actions in the future as it deems appropriate in light of the circumstances and conditions existing from time to time, including increasing its stake in the Issuer in accordance with the participation provisions of the Securities Purchase Agreement. Depending on these same factors, the Reporting Persons may determine to sell all or a portion of the Common Stock that each now owns or hereafter may acquire in accordance with the disposition provision of the Securities Purchase Agreement, including pursuant to a registered offering.

Scott R. Tobin, a Member Manager of BPIX, is a member of the Issuer’s board of directors. Mr. Tobin may be deemed to have sole voting power and sole dispositive power with respect to 280,000 shares, all of which are issuable to Mr. Tobin pursuant to outstanding options exercisable within 60 days of March 13, 2015.

Other than as described above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a) Each of the Reporting Persons’ current ownership in the Issuer and the Issuer’s Common Stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on a total of 152,990,157 shares, which was the number of shares of Issuer’s Common Stock outstanding as of March 11, 2015, as disclosed to the Reporting Persons by the Issuer in connection with the purchase of the shares of Common Stock and warrants to purchase shares of Common Stock on such date.

(b) The number of shares of Common Stock of the Issuer that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is 260,000 (solely with regard to Mr. Tobin), (ii) shared voting power is 30,160,089, with respect to those matters described in Item 4 of this Schedule 13D, (iii) sole dispositive power is 260,000 (solely with regard to Mr. Tobin), and (iv) shared dispositive power is none.

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the Issuer’s Common Stock that were effected during the past sixty days by any of the Reporting Persons.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 30,160,089 shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Battery Ventures IX invests in equities and other securities. BIP IX invests alongside all investments made by Battery Ventures IX. Battery Ventures IX and BIP IX are under common control, as BPIX is the sole general partner of Battery Ventures IX and the sole manager of BIP IX. BMC is the investment adviser of BPIX. Messrs. Crotty, Frisbie, Lawler, Tabors, Tobin, Lee, Agrawal, Brown and Feldman are the managing members of BPIX and officers of BMC.

The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

Pursuant to the Securities Purchase Agreement, Battery Ventures IX and BIP IX purchased an aggregate of (i) 6,250,000 shares of Common Stock and (ii) warrants to purchase up to 3,437,500 shares of Common Stock. As the holder of the warrant, Battery Ventures IX and BIP IX are entitled to purchase 3,437,500 shares of Common Stock, subject to certain adjustments for dividends, combinations of stock, reorganizations or mergers or similar transactions, exercisable until March 15, 2020, at the exercise price of $0.48 per share.

In addition, the Issuer, Battery Ventures IX and BIP IX entered into an Amended and Restated Registration Rights Agreement, pursuant to which Battery Ventures IX has certain demand registration rights that are effective any time after March 15, 2015 and Battery Ventures IX, BIP IX and the other investors have the right to register shares of the Issuer’s Common Stock on a registration statement being filed by the Issuer.

The foregoing descriptions are hereby qualified in their entirety by the Securities Purchase Agreement and the Amended and Restated Registration Rights Agreement, copies of which are attached to this Statement as Exhibits 99.1 and 99.2 respectively, and which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Securities Purchase Agreement by and among the Issuer, Battery Ventures IX, BIP IX and certain other investors dated March 11, 2015. Incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 12, 2015.

Exhibit 99.2	Registration Rights Agreement, by and between the Issuer, Battery Ventures IX, BIP IX and certain other investors, dated March 13, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2015

BATTERY VENTURES IX, L.P.

By:	Battery Partners IX, LLC, its General Partner

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS IX, LLC

By:	Battery Partners IX, LLC, its Managing Member

By:	*
Managing Member

BATTERY PARTNERS IX, LLC

By:	*
Managing Member

BATTERY MANAGEMENT CORP.

By:	*
Chief Financial Officer

NEERAJ AGRAWAL

By:	*

MICHAEL BROWN

By:	*

THOMAS J. CROTTY

By:	*

JESSE FELDMAN

By:	*

RICHARD D. FRISBIE

By:	*

KENNETH P. LAWLER

By:	*

ROGER LEE

By:	*

R. DAVID TABORS

By:	*

SCOTT R. TOBIN

By:	*

*By:	/s/ Christopher Schiavo
Name:	Attorney-in-Fact